UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Check One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8504

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UniFirst Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UniFirst Corporation

68 Jonspin Road

Wilmington, MA 01887

UNIFIRST RETIREMENT SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2012 and 2011

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 13

Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Signatures	15

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Note: Other supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the UniFirst Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Participants and Administrator

UniFirst Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of UniFirst Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UniFirst Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Newman & Noyes
Manchester, New Hampshire	Limited Liability Company

June 28, 2013

UNIFIRST RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
ASSETS
Investments, at fair value:
Mutual funds	$152,948,717	$144,597,537
Common and collective trust – stable value fund	43,499,895	37,185,264
Common and collective trusts – other	21,344,787	11,391,654
UniFirst Corporation common stock	11,178,629	9,964,117
Interest-bearing cash	76,095	45,096

Total investments	229,048,123	203,183,668

Receivables:
Employer contribution	4,400,000	4,100,000
Notes receivable from participants	10,587,242	10,527,862
Other	15,897	8,644

Total receivables	15,003,139	14,636,506

Total assets	244,051,262	217,820,174
LIABILITIES
Accounts payable	–	5,927
Accrued expenses	2,640	2,600

Total liabilities	2,640	8,527

Net assets reflecting all investments at fair value	244,048,622	217,811,647

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(1,226,832)	(942,977)

Net assets available for benefits	$242,821,790	$216,868,670

See accompanying notes.

UNIFIRST RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:
Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	$17,715,726	$(7,551,576)
Interest and dividends	5,315,945	4,023,126
Other	–	46,573

Total investment income (loss)	23,031,671	(3,481,877)

Interest income on notes receivable from participants	482,692	498,369

Contributions:
Participants	9,971,833	9,770,964
Employer match	5,759,602	5,422,757
Employer discretionary	4,400,000	4,100,000

Total contributions	20,131,435	19,293,721

Total additions	43,645,798	16,310,213

Deductions from net assets attributed to:
Benefit payments	17,621,448	15,708,924
Administrative expenses	71,230	72,040

Total deductions	17,692,678	15,780,964

Increase in net assets available for benefits	25,953,120	529,249

Net assets available for benefits, beginning of year	216,868,670	216,339,421

Net assets available for benefit, end of year	$242,821,790	$216,868,670

See accompanying notes.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

1.	Description of Plan

The following description of the UniFirst Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by UniFirst Corporation (the Company) for the benefit of its eligible employees employed by UniFirst Corporation, UniFirst Holdings, Inc., UniTech Services Group, Inc., UniFirst First-Aid Corporation, UniFirst Manufacturing Corporation and RC Air, LLC (effective January 2011). Bank of America, N.A. serves as the Directed Custodial Trustee of the Plan and two employees appointed by the Board of Directors of the Company serve as Administrative Trustees, with full authority to amend the Plan provided that the amendment does not create a fixed contribution obligation, or create significant new responsibilities or obligations of the Company, and to otherwise act in all respects on behalf of the Company, which is the Plan Administrator, as well as the Plan sponsor under ERISA. Bank of America Merrill Lynch (BOAML) acts as the Plan’s recordkeeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Under the terms of the Plan, the participants select how the funds in their account are invested from the following offerings:

Mutual funds:

BlackRock Basic Value Fund (Class I)

BlackRock Global Allocation Fund (Class I)

Goldman Sachs Short Duration Government Fund (Class I)

PIMCO Total Return Fund (Institutional Class)

T. Rowe Price Growth Stock Fund (Advisor Class)

Prudential Jennison Small Company Fund (Class Z)

Templeton Foreign Fund (Advisor Class)

American EuroPacific Growth Fund (Class R)

Perkins Small Cap Value Fund (Class I)

Common and collective trusts:

Wells Fargo Stable Return Fund C

SSgA Russell Small Cap Index Fund (Class E)

Northern Trust Collective S&P 500 Index Fund (Class N)

Common stock:

UniFirst Corporation

Interest-Bearing Cash

Effective February 2012, the pension committee decided to modify the investment offerings of the Plan. The Merrill Lynch Equity Index Trust Fund (Tier 12) and the Merrill Lynch Small Cap Index Trust Fund (Tier 8) were replaced by the Northern Trust Collective S&P 500 Index Fund and the State Street Global Advisors Russell Small Cap Index Fund, respectively. All remaining participant balances were transferred on March 12, 2012.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

1.	Description of Plan (Continued)

As of February 28, 2011, the Merrill Lynch Retirement Preservation Trust terminated operations and was liquidated on March 1, 2011 through an in-kind distribution to unit holders. However, as of the close of business on February 7, 2011, all remaining trust units were exchanged at the net asset value per unit of $1.00 to the Wells Fargo Stable Return Fund C made available February 8, 2011. Participants were notified of this change in advance and given the opportunity to reallocate their funds accordingly.

Effective June 28, 2012, participants are no longer eligible to purchase UniFirst Corporation common stock as one of their investment options. In addition, any participant holding UniFirst Corporation common stock in excess of 25% of the participant’s account balance will have until June 30, 2013 to sell shares in order to be in compliance with the policy. Effective June 28, 2012, unless otherwise directed by the participant, participant deferrals allocated to UniFirst Corporation common stock will be invested in the Wells Fargo Stable Return Fund C.

Contributions

Participants may elect to make tax deferred contributions up to the maximum allowable of their eligible compensation subject to the limitations established by the Internal Revenue Service (IRS). Participants may elect to rollover distributions from other qualified retirement plans.

The Company made matching contributions to the Plan equal to 100% of each participant’s first 3% of eligible compensation deferred, and then 50% of the next 2% of eligible compensation deferred.

The Company may elect to contribute to the Plan, on behalf of each eligible participant, a discretionary profit sharing contribution determined annually by the Board of Directors of the Company. For the years ended December 31, 2012 and 2011, the Company made a discretionary profit sharing contribution of $4,400,000 and $4,100,000, respectively. The allocation method for profit sharing contributions is on a salary ratio basis, with permitted disparity.

The Plan permits catch-up contributions for eligible participants who are 50 years or older by the end of the calendar year and who are currently making deferral contributions.

Participation

The Plan includes all employees of non-bargaining units of the Company and eligible subsidiaries, who have completed 90 consecutive days of employment.

Participant Accounts

Each participant’s account is credited with (a) the participant’s elective deferral contribution (b) an allocation of the individual employer matching and/or profit sharing contribution (c) forfeitures and (d) allocation of earnings or losses of each fund based on the participants’ relative account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

1.	Description of Plan (Continued)

Vesting

Participants are immediately vested in their elective deferral contributions, rollover contributions and employer matching contributions, plus investment earnings or losses thereon.

For profit sharing allocations, a participant is 100% vested after three years of service. In the event of death, retirement or permanent disability, participants become 100% vested in all account balances.

Forfeitures

Upon termination, participant accounts which are less than 100% vested are forfeited. Forfeitures are allocated to eligible participants similar to the allocation methodology for employer profit sharing contributions and are restored to participants in the event a terminated employee is rehired within a five year period.

At December 31, 2012 and 2011, forfeited non-vested accounts were $323,835 and $289,985, respectively. Forfeitures allocated to participants during the years ended December 31, 2012 and 2011, were $289,985 and $500,444, respectively.

Payment of Benefits

Benefits are payable to eligible participants upon disability, death, retirement or termination of employment.

Benefit payments may be made to participants in a lump sum distribution equal to their vested account balance, a life annuity subject to joint survivor annuity rules, or an installment payout subject to certain plan provisions.

Beginning January 1, 2011, participants who are age 65 or older may make in-service withdrawals from their vested accounts limited to one withdrawal per year.

Notes Receivable From Participants

Participants may borrow against their accounts up to the lesser of (a) 50% of their vested account balance (b) $50,000 reduced by the greatest outstanding loan balance within the previous 12 months or (c) the amount of loan which the Trustees determine can be reasonably paid from the participants’ wages. The Plan permits a maximum of 2 loans at one time. Loans are due over a minimum of 1 year and maximum of 4-1/2 years. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document. Loans bear interest at the prime rate, plus 1.50%, as reported by the Federal Reserve Bank at the inception of the loan. As of December 31, 2012, the interest rates on outstanding notes receivable ranged from 4.75% to 6.75% with various maturities through July 2017.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

1.	Description of Plan (Continued)

Notes receivable are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded upon final settlement of the assets.

Administrative Expenses

Individual participant accounts are directly charged by BOAML for the processing of participant loans, expediting fees and redemption fees for certain short-term trading infractions. Investment fund management fees are also charged and reduce participant investment return. The Company has currently elected to pay all other Plan expenses.

Plan Amendment and Termination

The Plan may be amended at any time to comply with the Internal Revenue Code or ERISA.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, any unvested accounts would become fully vested and the assets would be distributed to participants in accordance with the terms set forth in the Plan.

2.	Summary of Significant Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

2.	Summary of Significant Policies (Continued)

The Plan holds an investment in the Wells Fargo Stable Return Fund C (the Stable Return Fund), which invests in a collective trust fund that carries investments at contract value. The Stable Return Fund is reported at fair value with a reported adjustment to contract value as shown in the statements of net assets available for benefits. The value of the Stable Return Fund is based on net asset value (NAV) which is determined by the fair value of the underlying investments. The collective trust fund invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity.

Average yields for the Stable Return Fund:
	2012	2011
Based on actual earnings	0.94%	1.56%
Based on interest credited to participants	1.95	2.33

The adjustment from fair value to contract value for the fully benefit-responsive contract of ($1,226,832) and ($942,977) at December 31, 2012 and 2011, respectively, related entirely to the above common collective trust.

Investments in common and collective trusts – other are valued based upon the NAV of units owned by the Plan at year end. The NAV is based on the value of the underlying assets owned by the trust, minus liabilities, then divided by the shares outstanding.

The Plan’s investments in UniFirst Corporation common stock are stated at fair value. Fair value represents the last reported sales price on the last business day of the Plan year as reported on the New York Stock Exchange.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis as earned. Dividend income is recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, liquidity and credit risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Contributions

Contributions from participants are recorded in the period in which payroll deductions are made. Employer matching contributions are recorded in the same period as the corresponding participant contributions. Other employer contributions are recorded when the Company commits to making the contribution.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

2.	Summary of Significant Policies (Continued)

Benefit Payments

Benefit payments are recorded when paid.

3.	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2012 and 2011 are as follows:

	2012	2011
Wells Fargo Stable Return Fund C	$43,499,895	$37,185,264
Northern Trust Collective S&P 500 Index Fund (Class N)	15,031,131	--
BlackRock Basic Value Fund (Class I)	29,228,596	27,087,256
BlackRock Global Allocation Fund (Class I)	19,622,612	18,406,733
T. Rowe Price Growth Stock Fund (Advisor Class)	19,287,434	15,596,827
PIMCO Total Return Fund (Institutional Class)	19,164,989	17,743,768
Goldman Sachs Short Duration Government Fund (Class I)	16,880,329	15,517,085
Prudential Jennison Small Company Fund (Class Z)	15,911,552	16,160,391
Templeton Foreign Fund (Advisor Class)	*	11,914,495
American EuroPacific Growth Fund (Class R)	12,536,630	*

*     Represents less than 5% of the Plan’s net assets available for Plan benefits.

During the years ended December 31, 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Mutual funds	$13,167,051	$(8,375,148)
Common and collective trust – stable value fund	671,218	656,805
Common and collective trusts – other	1,141,629	(145,571)
UniFirst Corporation common stock	2,735,828	312,338

Net appreciation (depreciation) in value of investments	$17,715,726	$(7,551,576)

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

4.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to establish a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The three levels of input that may be used to measure fair values are listed below:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical assets or liabilities as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Cash: Valued at cost which approximates fair value.

Mutual funds: Valued at the quoted net asset value of shares held by the Plan at year end which are traded in an active market.

Common and collective trust – stable value fund: Valued at NAV, NAV is determined based on the value of the underlying investments. The underlying investments include investment contracts, security-backed contracts and wrapper contracts. The fair value of an investment contract is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee.

Common and collective trusts – other: Valued at the NAV based on the market prices of the underlying investments, market interest rates, and discounted cash flow calculations of various investment contracts. NAV is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments or significant restrictions on redemptions.

UniFirst Corporation common stock: Valued at the last reported sales price for shares actively traded on the New York Stock Exchange on the last day of the Plan year.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

4.	Fair Value Measurement (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, as follows:

	Level 1	Level 2	Level 3	Total Fair Value
2012
Mutual funds:
Intermediate Term Bond	$19,164,989	$–	$–	$19,164,989
Small Value	9,314,794	–	–	9,314,794
Large Growth	19,287,434	–	–	19,287,434
Small Growth	15,911,552	–	–	15,911,552
Foreign Large Blend	12,536,630	–	–	12,536,630
Short Government	16,880,329	–	–	16,880,329
Foreign Large Value	11,001,781	–	–	11,001,781
World Allocation	19,622,612	–	–	19,622,612
Large Value	29,228,596	–	–	29,228,596
Common and collective trusts:
Stable Value Fund	–	43,499,895	–	43,499,895
Small Cap Index	–	6,313,656	–	6,313,656
Large Cap Index	–	15,031,131	–	15,031,131
UniFirst Corporation common stock	11,178,629	–	–	11,178,629
Interest-bearing cash	76,095	–	–	76,095

Total investments	$164,203,441	$64,844,682	$–	$229,048,123

2011
Mutual funds:
Intermediate Term Bond	$17,743,768	$–	$–	$17,743,768
Small Value	9,853,590	–	–	9,853,590
Large Growth	15,596,827	–	–	15,596,827
Small Growth	16,160,391	–	–	16,160,391
Foreign Large Blend	8,533,911	–	–	8,533,911
Short Government	15,517,085	–	–	15,517,085
Large Blend	3,783,481	–	–	3,783,481
Foreign Large Value	11,914,495	–	–	11,914,495
World Allocation	18,406,733	–	–	18,406,733
Large Value	27,087,256	–	–	27,087,256
Common and collective trusts:
Stable Value Fund	–	37,185,264	–	37,185,264
Small Cap Index	–	3,741,144	–	3,741,144
Equity Index	–	7,650,510	–	7,650,510
UniFirst Corporation common stock	9,964,117	–	–	9,964,117
Interest-bearing cash	45,096	–	–	45,096

Total investments	$154,606,750	$48,576,918	$–	$203,183,668

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

4.	Fair Value Measurement (Continued)

The following tables disclose the unfunded commitment and redemption terms of assets held in common and collective trusts as of December 31:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period

2012
Common collective trust funds – other:
Northern Trust S&P 500 NL (Class N)	$15,031,131	$–	Daily	–
SSgA Russell Small Cap Fund (Class E)	6,313,656	–	Daily	–

2011
Common collective trust funds – other:
Merrill Lynch Equity Index Trust Fund (Tier 12)	$7,650,510	$–	Daily	–
Merrill Lynch Small Cap Index Trust Fund (Tier 8)	3,741,144	–	Daily	–

The investment in the Stable Value Fund contains several redemption restrictions: the right to require a 12-month notice for withdrawal of assets from the Stable Value Fund initiated by the Company; withdrawals initiated by participants of the Plan will be honored when received unless payments are being delayed to all Stable Value Fund unit holders as provided in the Declaration of Trust; and redemptions by Plan participants to reinvest in options that compete with the Stable Value Fund. There are no unfunded commitments related to the Stable Value Fund.

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 30, 2011, stating that the Plan is qualified in accordance with applicable sections of the Internal Revenue Code. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualifications. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes that the Plan is qualified.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

UNIFIRST RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

6.	Related-Party Transactions

Transactions in shares of UniFirst Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. During each of the years ended December 31, 2012 and 2011, the Plan made purchases of approximately $760,000 and $1.7 million, respectively, and during the years ended December 31, 2012 and 2011, sales approximated $2.3 million and $1.9 million, respectively, of UniFirst Corporation common stock. At December 31, 2012 and 2011, the Plan held 152,464 and 175,610 shares of UniFirst Corporation common stock representing 4.6% of the total net assets of the Plan, respectively. These investments and transactions are all participant-directed.

Certain Plan investments are shares of mutual funds and common and collective trusts managed by BOA, the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to BOAML qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Direct administrative expenses charged to the Plan and paid to BOAML during 2012 and 2011 totaled $71,230 and $72,040, respectively. Loans to participants qualify as party-in-interest transactions.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, 2012 and 2011 to the Form 5500:

	2012	2011

Net assets available for benefits per the financial statements	$242,821,790	$216,868,670
Add adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,226,832	942,977

Nets assets available for benefits per the Form 5500	$244,048,622	$217,811,647

The following is a reconciliation of total additions per the accompanying financial statements for the years ended December 31, 2012 and 2011, to the form 5500:

	2012	2011

Total additions per the financial statements	$43,645,798	$16,310,213
(Subtract) add prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(942,977)	942,977
Add current year adjustment from contract value to fair value for fully-benefit-responsive investment contracts	1,226,832	–

Total additions per the Form 5500	$43,929,653	$17,253,190

Notes receivable from participants are reflected as a receivable on the financial statements which is different from the Form 5500 presentation. On the Form 5500, notes receivable are classified as investments under the caption “participant loans.”

UNIFIRST RETIREMENT SAVINGS PLAN

PLAN NO. 001

EIN 04-2103460

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2012

(a)	(b) Identity of Issue Lessor or Similar Party	(c) Description of Investments	(e) Current Value
	Mutual funds:
*	BlackRock	BlackRock Basic Value Fund (Class I)	$29,228,596
*	BlackRock	BlackRock Global Allocation Fund (Class I)	19,622,612
	Goldman Sachs	Goldman Sachs Short Duration Government Fund (Class I)	16,880,329
	PIMCO	PIMCO Total Return Fund (Institutional Class)	19,164,989
	T. Rowe Price	T. Rowe Price Growth Stock Fund (Advisor Class)	19,287,434
	Jennison	Prudential Jennison Small Company Fund (Class Z)	15,911,552
	Franklin Templeton	Templeton Foreign Fund (Advisor Class)	11,001,781
	American Funds	American EuroPacific Growth Fund (Class R)	12,536,630
	Janus Funds	Perkins Small Cap Value (Class I)	9,314,794
	Common and collective trusts:
	Wells Fargo	Wells Fargo Stable Return Fund C	43,499,895
	State Street Global Advisors	SSgA Russell Small Cap Fund (Class E)	6,313,656
	Northern Trust	Northern Trust Collective S&P 500 Index Fund (Class N)	15,031,131
*	UniFirst Corporation	UniFirst Corporation common shares, 152,464 shares	11,178,629
*	Bank of America	Interest-bearing cash	76,095

			229,048,123

*	Participant loans	Interest rates ranging from 4.75% – 6.75%, secured by participant account balances	10,587,242

			$239,635,365

*     Represents a party-in-interest.

(d)     Cost is not applicable as all investments are directed by Plan participants.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the UniFirst Retirement Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UniFirst Retirement Savings Plan

	By:	/s/ Ronald D. Croatti
Ronald D. Croatti, Trustee

	By:	/s/ Steven S. Sintros
Steven S. Sintros, Trustee

Date: June 28, 2013